NXT CORPORATE UPDATE

Calgary, Alberta, Canada
Monday, March 10, 2008

Energy Exploration Technologies Inc. (“NXT” or “the Company)

“SFD” – TSX-V

“ENXTF” – NASDAQ OTCBB

NXT is pleased to provide an update on client exploration activity on areas where we have conducted SFD surveys.  All information contained herein has been approved for release by NXT clients or is publicly available.

NXT is in the business of providing wide-area airborne services to clients utilizing its proprietary SFD Survey System to search for new oil and gas fields.  The Company rapidly identifies and ranks prospective areas with sub-surface structure and reservoir potential.  Our service provides an efficient, cost effective method for surveying large tracts of land and delivering an inventory of high impact SFD qualified prospects.

Acquired rights to SFD prospects:

NXT clients report the acquisition of oil and gas mineral rights on over 30,000 acres of land related to eight SFD prospects. Clients have also stated their intention to acquire additional lands identified as prospective by SFD.

Acquired seismic data on SFD prospects:

NXT clients report the acquisition of seismic data on twelve SFD prospects for the purpose of selecting drilling locations.   In all cases, the seismic data appears to confirm with high correlations the structures identified by SFD.

Licensed and drilled SFD prospects:

NXT clients have recently licensed six exploratory wells on SFD prospects.  The first three wells are in various stages of drilling and completion activities.  The status of the remaining three wells is unknown.  NXT has an overriding royalty interest on the licensed wells that are successful.

Licensed and drilled areas not recommended by SFD:

NXT clients have reported drilling two wells in areas surveyed but not recommended by the SFD system.  NXT’s recommendations not to proceed were based on SFD indicators that suggested poor reservoir potential.  Both wells were drilled based on 3D seismic evaluation and were subsequently abandoned.

As our clients work through the inventory of SFD prospects, this list of client activities will continue to grow and we will continue to report all material developments.

Additional information about NXT and the SFD technology is available on the Company’s website.

For more information contact:
Ken Rogers, VP Finance and CFO
Energy Exploration Technologies Inc.
505 — 3rd Street, S.W., Suite 1400
Calgary, Alberta, Canada T2P 3E6
Tel: (403) 264-7020
Fax: (403) 264-6442
info@nxtenergy.com
www.nxtenergy.com

Forward-Looking Statements

This news release may include forward-looking statements including opinions, assumptions, estimates and expectations of future prospects for the Company and financial projections. When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "may," "project," "plan," "will," "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Any number of important factors could cause actual results to differ materially from those in the forward-looking statements including, but not limited to, the volatility of oil and gas prices, the ability to implement corporate strategies, the state of capital markets, the ability to obtain financing, changes in the oil and gas industry, operating risks, reserve estimates, changes in general economic conditions and other factors more fully described from time to time in the reports and filings made by the Company with securities regulatory authorities.

Neither the TSX-Venture nor  NASDAQ OTCBB Exchanges accept responsibility for the adequacy or accuracy of this news release.